FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Commission file number: I - 10230

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: October 10, 2007

Benetton Group

2007 half-year report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: Euro 237,478,139.60 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index		The Benetton Group
	3	Directors and other officers
	4	Key financial data - highlights

	6	Directors' report
Results in first half 2007
Investments
	7	Supplementary information
- Dividend distribution
- Stock option plan
- Treasury shares
	8	- Relations with the holding company, its subsidiaries and other related parties
- Directors
	9	- Principal organizational and corporate changes
- Significant events after June 30, 2007
- Outlook for the full year
	10	Consolidated Group results
- Consolidated statement of income
	13	- Business segments
	17	- Balance sheet and financial position highlights

	19	Consolidated financial statements
	21	Consolidated statement of income
	22	Consolidated balance sheet - Assets
	23	Consolidated balance sheet - Shareholders' equity and liabilities
	24	Shareholders' equity - Statement of changes
	25	Consolidated cash flow statement

	26	Explanatory notes
	26	Summary of main accounting standards and policies
	28	Comments on the principal items in the statement of income
	32	Comments on the principal asset items
	37	Comments on the principal items in shareholders'equity and liabilities
	41	Commentary on the cash flow statement
	42	Supplementary information
- Financial position
	43	- Segment information
	45	- Other information

	48	Auditors' report

	49	Supplementary schedules

Directors and other officers
Board of Directors (appointed by Shareholders' Meeting on April 26, 2007)
Luciano Benetton (1)

Carlo Benetton	Deputy Chairman
Alessandro Benetton (1)	Deputy Chairman

Gerolamo Caccia Dominioni (2)	Chief Executive Officer (from 06.01.2007)

Giuliana Benetton	Directors
Gilberto Benetton
Luigi Arturo Bianchi
Giorgio Brunetti
Alfredo Malguzzi
Gianni Mion
Robert Singer

Andrea Pezzangora	Secretary to the Board

Board of Statutory Auditors
Angelo Casò	Chairman

Filippo Duodo	Auditors
Antonio Cortellazzo

Marco Leotta	Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

Notes

(1)Company representation and power to carry out any action that is consistent with the Company's purpose, except for those powers expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with restrictions on certain types of action.

(2)The Chief Executive Officer has the power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts.

Disclaimer

This document contains forward-looking statements, specifically in the section entitled "Outlook for the full year", relating to future events and operating, economic and financial results of the Benetton Group. By their nature such forecasts contain an element of risk and uncertainty, because they depend on the occurrence of future events and developments. The actual results may differ, even significantly, from those announced for a number of reasons.

Key financial data- highlights

Application of IFRS

The Group's financial statements for the first half 2007 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union which are in force at the date of preparing this report. These standards do not differ, in any material respect, from those issued by the International Accounting Standards Board (IASB), meaning that any application of the latter would not have any significant effect on the Group's financial statements. Details of the accounting policies and consolidation methods used for preparing the first-half report can be found in the section containing the Explanatory notes.
	1st half		1st half				Full year
Key operating data (millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues	990	100.0	898	100.0	92	10.2	1,911	100.0
Gross operating profit	423	42.7	380	42.3	43	11.2	806	42.2
Contribution margin	355	35.9	315	35.1	40	12.8	669	35.0
EBITDA (A)	151	15.3	132	14.7	19	14.8	276	14.4
Ordinary EBITDA (A)	145	14.6	126	14.0	19	15.0	264	13.8
Operating profit	107	10.8	89	9.9	18	20.4	180	9.4
Net income for the period attributable
to the Group and minority interests	69	7.0	65	7.2	4	6.5	128	6.7
Net income for the period attributable
to the Group	70	7.1	64	7.1	6	10.2	125	6.5

Key financial data (millions of Euro)	06.30.2007	12.31.2006	06.30.2006
Working capital	663	623	631
Assets held for sale	4	7	8
Net capital employed	1,801	1,710	1,564
Net financial indebtedness	459	369	292
Total shareholders' equity	1,342	1,341	1,272
Free cash flow	(22)	21	111
Net total investments/(disposals)	91	216	43

Share and market data	06.30.2007	12.31.2006	06.30.2006
Basic earnings per share (Euro)	0.38	0.69	0.35
Shareholders'equity per share (Euro)	7.23	7.22	6.94
Price at period end (Euro)	12.94	14.47	11.68
Screen traded price: period high (Euro)	14.82	15.61	12.48
Screen traded price: period low (Euro)	11.59	9.62	9.63
Market capitalization (thousands of Euro)	2,363,821	2,630,909	2,120,062
Average no. of shares outstanding	182,675,492	181,868,467	181,558,811
Number of shares outstanding	182,675,492	182,675,492	181,558,811

Number of personnel	06.30.2007	12.31.2006	06.30.2006
Total employees	8,781	8,894	8,398

(A) In addition to the standard financial indicators required by IFRS, this document also contains a number of alternative performance indicators for the purposes of allowing a better appreciation of the Group's financial and economic results. These indicators must not, however, be treated as replacing the standard ones required by IFRS.

The following table shows how EBITDA and ordinary EBITDA are made up.
	1st half	1st half		Full year
Key operating data (millions of Euro)	2007	2006	Change	2006
A Operating profit	107	89	18	180
B - of which non-recurring income	(7)	(5)	(2)	(1)
C Depreciation and amortization	44	41	3	84
D Other non-monetary costs
(impairment and stock options)	-	2	(2)	12
E - of which non-recurring	-	1	(1)	11
F = A+C+D EBITDA	151	132	19	276
G = F+B-E Ordinary EBITDA	145	126	19	264

Directors' report

Results in first half 2007

Group net revenues amounted to 990 million in first half 2007, having increased by 92 million (+10.2%) on the figure of 898 million reported in first half 2006, with most of the growth coming from the apparel segment.

Apparel segment revenues from third parties came to 915 million, an increase of 90 million (+11.0%) on the 2006 first-half figure of 825 million.

This improvement reflected:

    the performance in revenues to the partner-managed network, which benefited from the market's favorable reception of the collections and from commercial development initiatives;

    the growth in sales by directly operated stores, also thanks to the contribution of the Milano Report partnership in Italy, consolidated since August 2006.

The main driver of growth was the considerable improvement in sales volumes/mix (+14.6% on the same period in 2006), with a total of some 74 million items sold in the first half of this year; negative influences on revenues came from exchange losses of 11 million and the effect of fully implementing the policies to raise the network's margins on the Spring/Summer 2007 collection.

The growth in apparel segment sales related to all the brands. There are now 5,540 stores throughout the world, 348 more than at the same stage in 2006, principally in Italy, Eastern Europe, India and China.

This development is sustained not only by the United Colors of Benetton Adult and United Colors of Benetton Kids brands, which confirmed their growth rates, but also by the faster pace of growth for the Sisley brand.

The Playlife, Sisley Young and Undercolors projects started in recent months have produced their first positive results, with their contribution due to increase in coming months.

On a geographical front, both the domestic and international markets have continued to develop. In Italy the first half of the year saw sales increase by over 10%. Performance in Eastern Europe was particularly impressive, especially in Russia, with growth of approximately 35%. Markets in Asia have continued to grow, particularly the Indian one where there are plans to complete the full range of Benetton Group brands with the introduction of Undercolors and Playlife in coming months.

Gross operating profit reported a margin of 42.7% on revenues, compared with 42.3% in first half 2006, particularly benefiting from operating efficiencies, improvements in volumes/mix and partly from the weakness of the dollar. Contribution margin was 355 million compared with 315 million in first half 2006, representing 35.9% of revenues compared with 35.1% in the corresponding prior year period. Operating profit climbed to 107 million, from 89 million in first half 2006. EBITDA increased from 132 million in first half 2006 to 151 million this year, representing a margin of 15.3% on revenues. Ordinary EBITDA rose from 126 million in first half 2006 to 145 million this year, corresponding to a margin of 14.6% on revenues. Net income for the period attributable to the Group was 70 million compared with 64 million in first half 2006, representing virtually the same percentage of revenues as the year before.

Shareholders' equity attributable to the Group amounted to 1,322 million, up from 1,319 million at December 31, 2006.

Net financial indebtedness amounted to 459 million at period end, compared with 369 million at December 31, 2006 and 292 million at June 30, 2006.

Investments

Gross operating investments came to 101 million in first half 2007 compared with 61 million in the corresponding period of 2006.

Most of the expenditure related to the commercial network, with 71 million spent on purchasing, modernizing and upgrading stores, particularly in Italy, Portugal and France as well as in countries with major development potential like those in Eastern Europe. Investments in production amounted to 18 million and mainly related to increasing the capacity of the production centres in Croatia and Tunisia and of the hub in Castrette di Villorba (Italy).

The remaining investments amounted to 12 million, most of which in information technology (introduction of SAP asset management software).

The divestments of 17 million in the period mostly related to the disposal of retail businesses in Milan, Nantes and Avignon and of manufacturing plant and machinery.

Supplementary information

Dividend distribution. The Shareholders' Meeting of Benetton Group S.p.A. resolved on April 26, 2007 to pay a dividend per share of Euro 0.37 (pre-tax), totaling 68 million.

The ordinary shares listed on the Milan MIDEX went ex-div on April 30, 2007, while the ADS listed on the NYSE went ex-div on May 1, 2007.

Stock option plan. The first vesting period envisaged by the stock option plan, instituted in September 2004 by the Board of Directors of Benetton Group S.p.A., came to an end in September 2006. As a result, a total of 1,337,519 options became exercisable, meaning that their beneficiaries could subscribe to an equal number of the Company's shares at a price of Euro 8.984 each up until the plan's end date in September 2013. The increase in share capital resulting from the exercise of the options is divisible, meaning that share capital will increase by an amount corresponding to the options exercised by the stated end date.

A total of 1,116,681 options had been exercised by June 30, 2007 involving the issue during 2006 of a corresponding number of shares, causing share capital to increase from Euro 236,026,454.30 to Euro 237,478,139.60.

Further to a review of the overall structure, scope and principles of the system of incentives, in September 2006 management agreed with the Company to cancel the second "tranche" of the plan, which will therefore terminate upon the exercise of the 220,838 remaining unexercised options.

Details of the rules of this stock option plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the website www.benettongroup.com/investors/.

    2004 stock option plan
				Options	Options
	Options		Options	expired and	cancelled in the	Options	Of which
	outstanding	New options	exercised	not exercised	period due to	outstanding	exercisable
	as of	granted in the	in the	or lost in the	termination of	as of	as of
	01.01.2007	period	period	period	employment	06.30.2007	06.30.2007
No. of options	220,838	-	-	-	-	220,838	220,838
Allocation ratio (%)	0.121					0.121	0.121
Weighted average
exercise price (Euro)	8.984					8.984	8.984
Market price (Euro)	14.47					12.94

Treasury shares. During the period in question, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in holding companies, either directly or through subsidiaries, trustees or other intermediaries.

Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency, in compliance with the Group Procedure for related party transactions. The total value of such transactions was nonetheless not significant in relation to the total value of the Group's production. These transactions mostly relate to the purchase and sale of goods and services.

The Group's Italian companies have elected to file for tax on a group basis as allowed by articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Ragione S.A.p.A. di Gilberto Benetton e C., which decided to opt for this type of tax treatment on June 15, 2007. The election lasts for three years, starting from the 2007 fiscal year and represents a renewal of the previous election for the 2004-2006 tax period under Edizione Holding S.p.A. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

Transactions have also taken place between companies directly or indirectly controlled by the Parent Company or between such companies and the Parent Company itself.

The Parent Company's management considers that such transactions have been conducted on an arm's length basis.

No Director, manager, or shareholder is a debtor of the Group.

The related details are shown below:
(thousands of Euro)	06.30.2007	06.30.2006
Receivables	57,567	59,429
- of which for group tax election under Edizione Holding S.p.A.	45,797	59,142
- of which for group tax election under Ragione S.A.p.A di G. Benetton e C.	9,638	-
Payables	54,281	52,952
- of which for group tax election under Edizione Holding S.p.A.	31,185	51,098
- of which for group tax election under Ragione S.A.p.A di G. Benetton e C.	22,068	-
Purchase of raw materials	2,200	1,483
Other costs and services (1)	9,379	9,520
Product sales	15	-
Revenue from services and other income	805	349

(1) Of which Euro 6,543 thousand in advertising and promotion costs, corresponding to 19.4% of total advertising costs in first half 2007 (Euro 6,640 thousand in first half 2006).

Directors. Parent Company Directors as of June 30, 2007 were as follows:
Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Gerolamo Caccia Dominioni	01.09.1955	2007	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Robert Singer	01.30.1952	2006	Director
Alfredo Malguzzi	08.31.1962	2007	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

Principal organizational and corporate changes. As part of the strategy to expand trade in Eastern Europe, in first quarter 2007 Benetton Real Estate International S.A. purchased all the share capital in the company Kazan Real Estate Z.A.O. for the purposes of making a real estate investment in Kazan (Russia). Benetton Real Estate International S.A. also set up Benetton Real Estate Azerbaijan L.L.C. and Benetton Real Estate CSH S.r.l. (Moldavia) in order to have vehicles on hand for making investments in commercial property in these respective regions.

With reference to development of the market in the Far East, Benetton Trading Taiwan Ltd. was set up in second quarter 2007, with offices in Taipei (Taiwan). This wholly-owned subsidiary of Benetton Manufacturing Holding N.V. will take over the direct operation of stores in Taiwan, previously managed by the local customer.

Benlim Ltd. (Hong Kong), a partnership between Benetton Asia Pacific Ltd. and a local distributor, subscribed to all the share capital in Shanghai Sisley Trading Co. Ltd., a company based in Shanghai which will manufacture Sisley products and directly and indirectly market them in China.

As part of the process of simplifying the Group's corporate structure, in June Benetton Retail Italia S.r.l. transferred its 50% interest in Milano Report S.p.A. to Bencom S.r.l. Benetton Retailing Japan Co. Ltd. was also merged into Benetton Japan Co., Ltd.

Lastly, the process of winding up the Swiss registered company Benetton Società di Servizi S.A. was also completed; this company was put into liquidation after the financial activities performed by Benetton Società di Servizi S.A. for foreign subsidiaries were concentrated under Benetton International S.A.

Significant events after June 30, 2007. Following the repayment of the syndicated loan of Euro 500 million maturing on July 31, 2007 Benetton Group S.p.A. agreed three five-year financing arrangements on September 7, 2007 for a total of Euro 400 million with as many banks: Euro 150 million with Intesa Sanpaolo S.p.A., Euro 150 million with UniCredit Banca d'Impresa S.p.A. and Euro 100 million with BNL S.p.A. (BNP Paribas Group). The three loans will last for five years and carry interest of one, three or six-month Euribor plus a spread ranging between 20 and 50 basis points depending on the ratio between net financial position and EBITDA. The loans call for compliance with two financial covenants, observance of which will be verified every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 3.5 between net financial position and EBITDA.

Like in the case of the revolving credit facility for Euro 500 million maturing in June 2010, these loans also carry other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice. A summary of such covenants can be found in the comments on financial position contained in the "Supplementary information" section forming part of the explanatory notes.

On September 12, 2007 the Board of Directors decided to request the voluntary delisting and deregistration of the American Depositary Shares (ADS) quoted on the New York Stock Exchange (NYSE), and to request voluntary deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934. This decision has been taken in view of the globalization of financial markets and the internationalization of the Italian Stock Exchange, and after having seen that the volumes traded on the New York Stock Exchange are very small and that even the larger US shareholders trade the Benetton stock principally on the Milan Stock Exchange.

The process of winding up Benetton Slovakia s.r.o. has also been completed.

Outlook for the full year. Consolidated revenues for 2007 are expected to be higher than those forecast last spring, with the increase estimated in the range of between 7% and 9% thanks to the results of the Spring/Summer 2007 collection and the progress in orders for the Fall/Winter 2007 collection.

EBITDA, before non-recurring items, is expected to grow by over 20%, reporting a margin of more than 15% on revenues.

Investments for the year should amount to around 300 million, while net financial indebtedness is expected to be approximately 450 million at the end of the current year.

Consolidated Group results

Consolidated statement of income. Highlights from the Group's statements of income for first half 2007 and 2006 and for full year 2006 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the absolute amounts.

	1st half		1st half				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues	990	100.0	898	100.0	92	10.2	1,911	100.0

Materials and subcontracted work	492	49.7	444	49.4	48	10.8	962	50.3
Payroll and related costs	43	4.3	43	4.8	-	0.7	81	4.2
Industrial depreciation and amortization	9	0.9	9	1.0	-	(1.9)	18	1.0
Other manufacturing costs	23	2.4	22	2.5	1	3.1	44	2.3
Cost of sales	567	57.3	518	57.7	49	9.4	1,105	57.8

Gross operating profit	423	42.7	380	42.3	43	11.2	806	42.2

Distribution and transport	29	2.9	30	3.3	(1)	(3.7)	63	3.3
Sales commissions	39	3.9	35	3.9	4	10.1	74	3.9

Contribution margin	355	35.9	315	35.1	40	12.8	669	35.0

Payroll and related costs	80	8.1	72	8.0	8	10.6	153	8.0
- of which non-recurring expenses	-	-	-	-	-	-	2	0.1
Advertising and promotion (A)	34	3.4	34	3.8	-	(0.6)	72	3.7
Depreciation and amortization	35	3.6	32	3.6	3	9.4	66	3.5
Other income and expenses	99	10.0	88	9.8	11	13.3	198	10.4
- of which non-recurring income	(7)	(0.7)	(5)	(0.6)	(2)	34.0	(3)	(0.2)
General and operating expenses	248	25.1	226	25.2	22	9.8	489	25.6
- of which non-recurring income	(7)	(0.7)	(5)	(0.6)	(2)	34.0	(1)	-

Operating profit (B)	107	10.8	89	9.9	18	20.4	180	9.4

Financial (expenses)/income	(13)	(1.3)	(7)	(0.8)	(6)	72.2	(18)	(0.9)
Foreign currency hedging gains/(losses)
and exchange differences	(4)	(0.4)	1	0.1	(5)	n.s.	(3)	(0.2)
Income before taxes	90	9.1	83	9.2	7	8.9	159	8.3

Income taxes	21	2.1	18	2.0	3	17.6	31	1.6

Net income for the period	69	7.0	65	7.2	4	6.5	128	6.7
attributable to:
- shareholders of the Parent Company	70	7.1	64	7.1	6	10.2	125	6.5
- minority interests	(1)	(0.1)	1	0.1	(2)	n.s.	3	0.2

(A) Of which Euro 7 million invoiced by holding and related companies in first half 2007 (Euro 11 million in 2006 and Euro 7 million in first half of 2006).

(B) Operating profit, before non-recurring items, amounts to Euro 100 million, corresponding to 10.1% of revenues (Euro 179 million in 2006, corresponding to 9.4% of revenues and Euro 84 million in first half 2006, corresponding to 9.4%).

Group net revenues amounted to 990 million in first half 2007, having increased by 92 million (+10.2%) on the figure of 898 million reported in first half 2006, with most of the growth coming from the apparel segment.

Apparel segment revenues from third parties came to 915 million, an increase of 90 million (+11.0%) on the 2006 first-half figure of 825 million.

This improvement reflected:

    the performance in revenues to the partner-managed network, which benefited from the market's favorable reception of the collections and from commercial development initiatives;

    the growth in sales by directly operated stores, also thanks to the contribution of the Milano Report partnership in Italy, consolidated since August 2006.

The main driver of growth was the considerable improvement in sales volumes/mix (+14.6% on the same period in 2006), with a total of some 74 million items sold in the first half of this year; negative influences on revenues came from exchange losses of 11 million and the effect of fully implementing the policies to raise the network's margins on the Spring/Summer 2007 collection.

The growth in apparel segment sales related to all the brands. There are now 5,540 stores throughout the world, 348 more than at the same stage in 2006, principally in Italy, Eastern Europe, India and China.

This development is sustained not only by the United Colors of Benetton Adult and United Colors of Benetton Kids brands, which confirmed their growth rates, but also by the faster pace of growth for the Sisley brand.

The Playlife, Sisley Young and Undercolors projects started in recent months have produced their first positive results, with their contribution due to increase in coming months.

On a geographical front, both the domestic and international markets have continued to develop. In Italy the first half of the year saw sales increase by over 10%. Performance in Eastern Europe was particularly impressive, especially in Russia, with growth of approximately 35%. Markets in Asia have continued to grow, particularly the Indian one where there are plans to complete the full range of Benetton Group brands with the introduction of Undercolors and Playlife in coming months.

The textile segment reported 52 million in revenues from third parties, down 2.3% on first half 2006.

Revenues in the other and unallocated segment, which include sports equipment sales, came to 23 million, reporting an increase of 3 million on first half 2006.

Cost of sales increased by 49 million to 567 million, representing 57.3% of revenues compared with 57.7% in the corresponding period of 2006. The individual segments reported the following trends in the cost of sales:

    apparel: cost of sales amounted to 508 million compared with 460 million in the corresponding period of 2006, mostly driven by the major growth in sales volumes which benefited from improved production efficiency and exchange rate trends; segment cost of sales margin was 55.4% compared with 55.7% in first half 2006;

    textile: cost of sales decreased by 8 million, with the margin down to 88.2% of revenues from 89.4% in the same period of 2006;

    other and unallocated: cost of sales increased by 2 million, with the margin rising to 97.1% of revenues from 96.2% in first half 2006.

Gross operating profit reported a margin of 42.7% compared with 42.3% in first half 2006; trends in the individual segments were as follows:

    apparel: gross operating profit amounted to 408 million, representing 44.6% of revenues compared with 44.3% in the corresponding period of 2006, having particularly benefited from operating efficiencies, from improved volumes/mix and in part from the weakness of the dollar;

    textile: gross operating profit was 16 million, representing 11.8% of revenues compared with 10.6% in first half 2006;

    other and unallocated: gross operating profit reported a margin of 2.9% compared with 3.8% in the corresponding prior year period.

Selling costs (distribution, transport and sales commissions) amounted to 68 million compared with 65 million in first half 2006, representing 6.8% of revenues compared with 7.2% in the corresponding prior year period; these costs were 4 million higher in the apparel segment due to the growth in volumes, and represented 7.0% of revenues, down from 7.4%.

Contribution margin was 355 million compared with 315 million in first half 2006, representing 35.9% of revenues compared with 35.1% in the corresponding prior year period. The individual segments reported the following trends in contribution margin:

    apparel: contribution margin came to 344 million compared with 305 million in the corresponding period of 2006, while increasing from 36.9% to 37.6% of revenues;

    textile: contribution margin was 11 million, representing 8.5% of revenues, up from 7.1% in the corresponding prior year period;

    other and unallocated: contribution margin represented 2.5% of revenues compared with 3.5% in the corresponding prior year period.

General and operating expenses amounted to 248 million, up from 226 million in first half 2006, and accounted for 25.1% of revenues compared with 25.2% in the corresponding prior year period; the absolute increase in these expenses was partly due to expansion of the direct channel. The individual segments reported the following trends in general and operating expenses:

    apparel: these expenses rose by 23 million to 243 million, representing 26.6% of revenues like in the comparative half year, reflecting expansion of the direct channel and particularly the consolidation of Milano Report;

    textile: these expenses amounted to 5 million, virtually the same as in first half 2006, while going down from 4.2% to 4.0% of revenues;

    other and unallocated: this segment reported a net positive amount thanks to the recognition of non-recurring income and represented 2.3% of revenues (compared with a negative 3.7% in the same period of 2006).

General and operating expenses are discussed in more detail below:

    Non-industrial payroll and related costs increased by 8 million to 80 million, accounting for 8.1% of revenues, in line with first half 2006. The analysis of these costs by individual segment reveals that:

      apparel segment payroll and related costs increased from 69 million to 76 million, mainly due to expansion of the direct commercial network;

      textile segment payroll and related costs amounted to 3 million;

      payroll and related costs in the other and unallocated segment accounted for 1.0% of revenues.

    Advertising and promotion costs were in line with the amount reported in the comparative period of 2006, while coming down from 3.8% to 3.4% of revenues.

    Non-industrial depreciation and amortization were 3 million higher at 35 million, representing 3.6% of revenues.

    Other income and expenses amounted to 99 million, corresponding to 10.0% of revenues compared with 9.8% in first half 2006. This line item includes non-industrial general costs, additions to provisions, net operating expenses and other sundry income and costs, details of which are as follows:

      non-industrial general costs amounted to 50 million, having increased by 6 million on first half 2006 due to a rise in costs for consulting, sundry services and directors' fees; these costs represented 5.0% of revenues, up from 4.9% in first half 2006;

      additions to provisions, amounting to 8 million in first half 2006, came to 9 million this year, of which 7 million for doubtful accounts (5 million in first half 2006);

      net operating and sundry expenses increased from 36 million in first half 2006 to 40 million this year, representing 4.1% of revenues compared with 4.0% in the comparative period. The largest item included in the first half 2007 figure refers to 38 million in net rental expense (net of rental income), which reported an increase of 4 million attributable to the apparel segment. Net capital gains realized on asset disposals came to 8 million, of which 7 million classified as non-recurring mostly in relation to the sale of a retail business in Milan and of the Kästle trademark.

Operating profit was 107 million compared with 89 million in first half 2006, reporting an increase in margin from 9.9% to 10.8%; operating profit in the individual segments was as follows:

    the apparel segment reported 101 million in operating profit compared with 85 million in first half 2006, with the margin rising from 10.3% to 11.0%;

    the textile segment reported 6 million in operating profit, with the margin improving to 4.5% from 2.9% in the corresponding period of 2006;

    the other and unallocated segment reported 1 million in operating profit.

The increase of 6 million in net financial expenses was largely due to the rise in interest rates and average indebtedness over the period arising from the growth in volumes and higher investments. Net foreign currency hedging losses and exchange differences were higher than in first half 2006 due to movements in the major foreign currencies and particularly in respect of hedges taken out at the end of 2006 against future US dollar purchases.

The tax charge amounted to 21 million compared with 18 million in first half 2006, representing a tax rate of 23.2%, up from 21.5% in the corresponding period of 2006.

Net income for the period attributable to the Group was 70 million compared with 64 million in first half 2006, representing basically the same percentage of revenues as in the corresponding prior year period.

The average number of employees in each segment during the period was as follows:

    apparel: 7,229 (of whom 3,668 in the retail channel), compared with 6,473 (of whom 3,181 in the retail channel) in first half 2006;

    textile: 1,342 compared with 1,460 in first half 2006;

    other and unallocated: 267 compared with 255 in first half 2006.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for first half 2007 and 2006 and full year 2006 are shown below.

    Segment results - first half 2007

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	915	52	23	-	990
Inter-segment revenues	1	82	-	(83)	-
Total revenues	916	134	23	(83)	990
Cost of sales	508	118	22	(81)	567
Gross operating profit	408	16	1	(2)	423
Selling costs	64	5	-	(1)	68
Contribution margin	344	11	1	(1)	355
General and operating expenses	243	5	-	-	248
- of which non-recurring income	(6)	-	(1)	-	(7)
Operating profit	101	6	1	(1)	107

Depreciation and amortization	38	6	-	-	44
Other non-monetary costs
(impairment and stock options)	-	-	-	-	-
EBITDA	139	12	1	(1)	151

    Segment results - first half 2006

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	825	53	20	-	898
Inter-segment revenues	-	88	-	(88)	-
Total revenues	825	141	20	(88)	898
Cost of sales	460	126	20	(88)	518
Gross operating profit	365	15	-	-	380
Selling costs	60	5	-	-	65
Contribution margin	305	10	-	-	315
General and operating expenses	220	6	-	-	226
- of which non-recurring income	(5)	-	-	-	(5)
Operating profit	85	4	-	-	89

Depreciation and amortization	33	8	-	-	41
Other non-monetary costs
(impairment and stock options)	2	-	-	-	2
EBITDA	120	12	-	-	132

    Segment results - full year 2006

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,772	95	44	-	1,911
Inter-segment revenues	2	159	-	(161)	-
Total revenues	1,774	254	44	(161)	1,911
Cost of sales	993	230	41	(159)	1,105
Gross operating profit	781	24	3	(2)	806
Selling costs	130	9	-	(2)	137
Contribution margin	651	15	3	-	669
General and operating expenses	479	10	-	-	489
- of which non-recurring expenses/(income)	1	-	(2)	-	(1)
Operating profit	172	5	3	-	180

Depreciation and amortization	69	14	1	-	84
Other non-monetary costs
(impairment and stock options)	12	-	-	-	12
EBITDA	253	19	4	-	276

    Apparel segment results
	1st half		1st half				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	915		825		90	11.0	1,772
Inter-segment revenues	1		-		1	1.9	2
Total revenues	916	100.0	825	100.0	91	11.0	1,774	100.0
Cost of sales	508	55.4	460	55.7	48	10.4	993	56.0
Gross operating profit	408	44.6	365	44.3	43	11.7	781	44.0
Selling costs	64	7.0	60	7.4	4	4.9	130	7.3
Contribution margin	344	37.6	305	36.9	39	13.0	651	36.7
General and operating expenses	243	26.6	220	26.6	23	10.9	479	27.0
- of which non-recurring expenses/(income)	(6)	(0.6)	(5)	(0.6)	(1)	4.6	1	0.1
Operating profit (A)	101	11.0	85	10.3	16	18.6	172	9.7

EBITDA	139	15.1	120	14.5	19	15.4	253	14.3

(A) Operating profit before non-recurring items amounts to 95 million, representing a margin of 10.4% on revenues (173 million in 2006 with a margin of 9.7% on revenues and 80 million in first half 2006 with a margin of 9.7%).

    Textile segment results
	1st half		1st half				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	52		53		(1)	(2.3)	95
Inter-segment revenues	82		88		(6)	(6.4)	159
Total revenues	134	100.0	141	100.0	(7)	(4.9)	254	100.0
Cost of sales	118	88.2	126	89.4	(8)	(6.1)	230	90.5
Gross operating profit	16	11.8	15	10.6	1	5.8	24	9.5
Selling costs	5	3.3	5	3.5	-	(10.5)	9	3.5
Contribution margin	11	8.5	10	7.1	1	13.9	15	6.0
General and operating expenses	5	4.0	6	4.2	(1)	(7.6)	10	4.1
- of which non-recurring expenses/(income)	-	-	-	-	-	-	-	0.1
Operating profit (A)	6	4.5	4	2.9	2	44.3	5	1.9

EBITDA	12	9.1	12	8.3	-	4.7	19	7.5

(A) Operating profit before non-recurring items amounts to 6 million, representing a margin of 4.5% on revenues (5 million in 2006 with a margin of 2.0% on revenues and 4 million in first half 2006 with a margin of 3.2%).

    Other and unallocated segment results

	1st half		1st half				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	23		20		3	10.9	44
Inter-segment revenues	-		-		-	-	-
Total revenues	23	100.0	20	100.0	3	10.9	44	100.0
Cost of sales	22	97.1	20	96.2	2	12.0	41	94.2
Gross operating profit	1	2.9	-	3.8	1	(16.3)	3	5.8
Selling costs	-	0.4	-	0.3	-	16.8	-	0.5
Contribution margin	1	2.5	-	3.5	1	(19.6)	3	5.3
General and operating expenses	-	(2.3)	-	3.7	-	n.s.	-	(1.1)
- of which non-recurring income	(1)	(5.0)	-	-	(1)	n.s.	(2)	(4.4)
Operating profit (A)	1	4.8	-	(0.2)	1	n.s.	3	6.4

EBITDA	1	6.5	-	1.9	1	n.s.	4	8.3

(A) Operating profit before non-recurring items is basically a breakeven, with a margin of -0.2% on revenues (1 million in 2006 with a margin of 2.0% and zero in first half 2006 with a margin of - 0.2%).

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31 and June 30, 2006 are as follows:
(millions of Euro)	06.30.2007	12.31.2006	Change	06.30.2006
Working capital	663	623	40	631
- Trade receivables	665	627	38	654
- Inventories	396	331	65	320
- Trade payables	(455)	(403)	(52)	(398)
- Other operating receivables/(payables) (A)	57	68	(11)	55

Assets held for sale	4	7	(3)	8
Property, plant and equipment and intangible assets (B)	1,075	1,027	48	894
Non-current financial assets (C)	23	21	2	20
Other assets/(liabilities) (D)	36	32	4	11
Net capital employed	1,801	1,710	91	1,564

Net financial indebtedness (E)	459	369	90	292
Total shareholders' equity	1,342	1,341	1	1,272

(A) Other operating receivables and payables include VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for fixed assets purchases etc.

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, current income tax liabilities and deferred tax assets in relation to the company reorganization carried out in 2003.

(E) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities, as reported in the detailed statement discussed in the Explanatory notes.

Working capital was 32 million higher than at June 30, 2006, reflecting the combined effect of:

    an increase in inventories due not only to different segmentation of the collections and the management of "evergreen" items but also to the larger number of directly operated stores;

    an increase in trade payables due to higher volumes and better terms of payment.

Apart from the changes in working capital discussed above, net capital employed increased by 205 million, mainly reflecting the growth in investments in property, plant and equipment and intangible assets.

Net capital employed was 91 million higher than at December 31, 2006, mainly as a result of a cyclical growth in working capital and the net increase in property, plant and equipment and intangible assets following 101 million in gross operating investments during the half year. Most of the expenditure related to the commercial network, which benefited from 71 million in investments. Investments in production mainly related to increasing the capacity of the production centres in Croatia and Tunisia and of the hub in Castrette di Villorba (Italy).

The remaining investments amounted to 12 million, most of which in information technology (introduction of SAP asset management software).

The Group's net financial indebtedness is discussed in detail in the Explanatory notes.

 Cash flows during first half 2007 are summarized below with comparative figures for the same period of last year:
	1st half	1st half
(millions of Euro)	2007	2006
Cash flow provided by operating activities	69	154
Cash flow used by investing activities	(91)	(43)
Free cash flow	(22)	111

Cash flow used by financing activities of which:
- dividends paid	(68)	(64)
- net change in sources of finance	3	4
Cash flow used by financing activities	(65)	(60)

Net increase/(decrease) in cash and cash equivalents	(87)	51

Operating activities provided 69 million in cash flows compared with 154 million in first half 2006. The amount of cash flow used by working capital was higher this year, reflecting an increase in trade receivables and inventories associated not only with the growth in sales volumes but also the different segmentation of collections and the management of "evergreen" items.

Cash flow used by investing activities mainly reflected investments in the commercial network, in developing the production centres in Croatia and Tunisia and the hub in Castrette di Villorba (Italy) and in information technology; divestments in the period mostly related to the disposal of retail businesses in Milan, Nantes and Avignon and of manufacturing plant and machinery.

Further information of an economic and financial nature is provided in the Explanatory notes to the consolidated financial statements.

Consolidated financial statements
Consolidated statement of income	1st half	1st half	Full year
(thousands of Euro)	2007	2006 (*)	2006	Notes
Revenues	989,849	898,326	1,910,975	1

Materials and subcontracted work	491,922	443,975	961,600	2
Payroll and related costs	42,971	42,676	81,175	3
Industrial depreciation and amortization	8,793	8,963	18,209	5
Other manufacturing costs	23,025	22,342	43,749
Cost of sales	566,711	517,956	1,104,733

Gross operating profit	423,138	380,370	806,242

Distribution and transport	28,612	29,716	63,690
Sales commissions	39,174	35,570	73,952

Contribution margin	355,352	315,084	668,600

Payroll and related costs	79,746	72,122	153,500	3
- of which non-recurring expenses	-	-	2,108
Advertising and promotion (A)	33,807	34,023	71,537	4
Depreciation and amortization	35,315	32,274	66,031	5
Other income and expenses	99,319	87,638	198,000	6
- of which non-recurring income	(6,670)	(4,980)	(2,890)
General and operating expenses	248,187	226,057	489,068
- of which non-recurring income	(6,670)	(4,980)	(782)

Operating profit	107,165	89,027	179,532

Share of income of associated companies	40	55	83
Financial (expenses)/income	(12,838)	(7,453)	(17,723)
Foreign currency hedging gains/(losses) and exchange differences	(4,529)	872	(2,560)
Income before taxes	89,838	82,501	159,332

Income taxes	20,821	17,708	31,376	7

Net income for the period attributable to:	69,017	64,793	127,956
- shareholders of the Parent Company	70,204	63,707	124,914
- minority interests	(1,187)	1,086	3,042

Basic earnings per share (Euro)	0.38	0.35	0.69
Diluted earnings per share (Euro)	0.38	0.35	0.68

(*) Reclassified by function of expense. In first half 2006 the statement of income was classified by nature of expense.

(A) Of which Euro 6,543 thousand charged by holding and related companies in first half 2007 (Euro 10,867 thousand in 2006 and Euro 6,640 thousand in first half 2006).

Consolidated balance sheet	(thousands of Euro)	06.30.2007	12.31.2006	06.30.2006	Notes
- Assets	Non-current assets

	Property, plant and equipment				8
	Land and buildings	630,161	611,317	559,029
	Plant, machinery and equipment	65,081	67,484	63,421
	Furniture, fittings and electronic devices	57,467	54,600	40,321
	Vehicles and aircraft	10,609	10,501	9,980
	Assets under construction and advances	32,114	10,376	15,842
	Leased assets	5,534	7,886	7,549
	Leasehold improvements	42,768	42,350	38,576
		843,734	804,514	734,718

	Intangible assets				9
	Goodwill and other intangible assets of indefinite useful life	28,458	28,458	8,510
	Intangible assets of finite useful life	202,920	194,152	150,540
		231,378	222,610	159,050

	Other non-current assets
	Investments	2,638	2,445	1,873	10
	Guarantee deposits	23,909	21,947	21,926
	Medium/long-term financial receivables	2,750	3,461	4,881	11
	Other medium/long-term receivables (B)	52,291	48,331	61,282	12
	Deferred tax assets	170,509	172,446	185,600	13
		252,097	248,630	275,562
	Total non-current assets	1,327,209	1,275,754	1,169,330

	Current assets
	Inventories	396,051	330,706	320,434	14
	Trade receivables	651,823	610,131	643,723	15
	Tax receivables	28,420	35,523	24,071	16
	Other receivables, accrued income and prepaid expenses (C)	95,821	81,034	62,991	17
	Financial receivables	23,348	40,474	25,945	18
	Cash and banks	97,119	180,738	246,780	19
	Total current assets	1,292,582	1,278,606	1,323,944

	Assets held for sale	4,500	7,035	7,916	20
	TOTAL ASSETS	2,624,291	2,561,395	2,501,190

(B) Of which Euro 31,121 thousand due from holding and related companies (Euro 21,428 thousand at December 31, 2006 and Euro 41,530 thousand at June 30, 2006).

(C) Of which Euro 24,338 thousand due from holding and related companies (Euro 24,314 thousand at December 31, 2006 and Euro 17,612 thousand at June 30, 2006).

Consolidated balance sheet	(thousands of Euro)	06.30.2007	12.31.2006	06.30.2006	Notes
- Shareholders' equity	Shareholders' equity
and liabilities
	Shareholders' equity attributable to the Group				21
	Share capital	237,478	237,478	236,026
	Additional paid-in capital	65,155	65,155	56,574
	Fair value and hedging reserve	(1,804)	(2,396)	(641)
	Other reserves and retained earnings	950,528	893,570	905,142
	Net income for the period	70,204	124,914	63,707
		1,321,561	1,318,721	1,260,808

	Minority interests	20,174	22,288	11,422
	Total shareholders' equity	1,341,735	1,341,009	1,272,230

	Liabilities

	Non-current liabilities
	Medium/long-term loans	341	341	500,252	22
	Other medium/long-term payables (D)	43,484	25,244	38,913	23
	Lease financing	3,584	5,244	8,084	24
	Retirement benefit obligations	51,634	53,434	50,148	25
	Other medium/long-term provisions and liabilities	28,619	27,545	39,935	26
		127,662	111,808	637,332

	Current liabilities
	Trade payables	454,732	403,345	398,540	27
	Other payables, accrued expenses and deferred income (E)	108,860	104,214	108,337	28
	Current income tax liabilities	9,551	8,445	10,448	29
	Other current provisions and liabilities	3,324	4,884	13,089	30
	Current portion of lease financing	3,677	4,036	4,956
	Current portion of medium/long-term loans	500,054	500,222	539	31
	Financial payables and bank loans	74,696	83,432	55,719	32
		1,154,894	1,108,578	591,628
	Total liabilities	1,282,556	1,220,386	1,228,960
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,624,291	2,561,395	2,501,190

(D) Of which Euro 32,030 thousand due to holding and related companies (Euro 13,813 thousand at December 31, 2006 and Euro 34,029 thousand at June 30, 2006).

(E) Of which Euro 22,200 thousand due to holding and related companies (Euro 19,838 thousand at December 31, 2006 and Euro 17,069 thousand at June 30, 2006).

Shareholders' equity			Additional	Fair value	Other reserves	Currency
- Statement of changes		Share	paid-in	and hedging	and retained	translation	Net	Minority
	(thousands of Euro)	capital	capital	reserve	earnings	reserve	income/(loss)	interests	Total
	Balances as of 01.01.2006	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960

	Carryforward of 2005 net income	-	-	-	111,873	-	(111,873)	-	-

	Changes in the period (IAS 39)	-	-	(764)	-	-	-	-	(764)

	Stock options	-	-	-	402	-	-	-	402

	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of May 9, 2006	-	-	-	(61,730)	-	-	-	(61,730)

	Dividends distributed
	to minority shareholders	-	-	-	-	-	-	(2,128)	(2,128)

	Differences arising on euro
	translation of financial statements
	of foreign consolidated companies	-	-	-	-	(2,717)	-	(586)	(3,303)

	Net income for the period	-	-	-	-	-	63,707	1,086	64,793

	Balances as of 06.30.2006	236,026	56,574	(641)	900,597	4,545	63,707	11,422	1,272,230

	Changes in the period (IAS 39)	-	-	(1,755)	-	-	-	-	(1,755)

	Valuation of stock options	-	-	-	1,481	-	-	-	1,481

	Exercise of stock options	1,452	8,581	-	-	-	-	-	10,033

	Allocation of shareholders'
	equity to minority interests arising
	under a business combination	-	-	-	-	-	-	166	166

	Allocation of surplus value
	to capitalized deferred
	charges (IFRS 3)	-	-	-	-	-	-	7,358	7,358

	Payment for future capital increases	-	-	-	-	-	-	1,500	1,500

	Valuation of put option
	held by minority shareholders	-	-	-	(12,820)	-	-	-	(12,820)

	Dividends distributed
	to minority shareholders	-	-	-	-	-	-	(16)	(16)

	Differences arising on euro
	translation of financial statements
	of foreign consolidated companies	-	-	-	-	(233)	-	(98)	(331)

	Net income for the year	-	-	-	-	-	61,207	1,956	63,163

	Balances as of 12.31.2006	237,478	65,155	(2,396)	889,258	4,312	124,914	22,288	1,341,009

	Carryforward of 2006 net income	-	-	-	124,914	-	(124,914)	-	-

	Changes in the period (IAS 39)	-	-	592	-	-	-	-	592

	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of April 26, 2007	-	-	-	(67,590)	-	-	-	(67,590)

	Dividends distributed
	to minority shareholders	-	-	-	-	-	-	(886)	(886)

	Differences arising on euro
	translation of financial statements
	of foreign consolidated companies	-	-	-	-	(366)	-	(41)	(407)

	Net income for the period	-	-	-	-	-	70,204	(1,187)	69,017

	Balances as of 06.30.2007	237,478	65,155	(1,804)	946,582	3,946	70,204	20,174	1,341,735

Consolidated cash flow		1st half	1st half
statement	(thousands of Euro)	2007	2006
	Operating activities

	Net income for the period attributable to the Group and minority interests	69,017	64,793
	Income taxes expense	20,821	17,708
	Income before taxes	89,838	82,501

	Adjustments for:
	- depreciation and amortization	44,108	41,237
	- net capital (gains)/losses and non-monetary items	(7,084)	(5,588)
	- net provisions charged to statement of income	9,554	11,309
	- use of provisions	(4,996)	(5,616)
	- exchange differences	4,529	(872)
	- share of (income)/losses of associated companies	(40)	(55)
	- net financial expenses/(income)	12,838	7,453
	Cash flow from operating activities before changes in working capital	148,747	130,369

	Cash flow provided/(used) by changes in working capital	(57,076)	41,542
	Payment of taxes	(6,361)	(8,722)
	Net interest paid/received	(11,920)	(9,381)
	Exchange differences	(4,529)	224
	Cash flow provided by operating activities	68,861	154,032

	Investing activities

	Operating investments	(103,407)	(65,693)
	Operating divestments	14,869	22,432
	Business combinations	(214)	-
	Sale of investments	-	10
	Operations in non-current financial assets	(2,136)	537
	Cash flow used by investing activities	(90,888)	(42,714)

	Financing activities

	Net change in other sources of finance	3,316	3,590
	Payment of dividends	(68,476)	(63,858)
	Cash flow used by financing activities	(65,160)	(60,268)

	Net increase/(decrease) in cash and cash equivalents	(87,187)	51,050

	Cash and cash equivalents at the beginning of the period	179,219	196,327
	Translation differences and other movements	(407)	(597)
	Cash and cash equivalents at the end of the period (F)	91,625	246,780

	(F) Includes Euro 5,495 thousand in current account overdrafts.

The Explanatory notes (pages 26 through 46) are to be considered an integral part of this report.

Explanatory notes

Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the last page of this document. The Parent Company is listed on the Milan, Frankfurt and New York stock exchanges.

Form and content of the consolidated financial statements

Starting from the 2006 nine-month report, the Group has classified its statement of income by function of expense rather than by nature of expense as in the past. This modification has been made to present the consolidated financial statements and interim financial reports on the same basis as that used by the Group's Directors and management and by the financial community to analyze the Benetton business. It should also be noted that the statement of income format used for the consolidated financial statements and interim financial reports of the Benetton Group differs from the one used by Benetton Group S.p.A. for its individual annual financial statements. This is because this Company principally acts as a financial holding company and provider of services to its subsidiaries.

The consolidated financial statements of the Group include the financial statements as of June 30 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain companies in which the Group's interest is 50%, or less, and over which it exercises a significant influence such that it has control over them. In particular:

          Benetton Korea Inc., since the effective voting rights held by Benetton total 51% of all voting rights;

          Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities;

          Milano Report S.p.A., a company which manages stores, mainly in Lombardy, selling Benetton-branded products, insofar as most of the risks and rewards of the business are attributable to Benetton itself by virtue, amongst others, of the margins earned on sales;

          New Ben GmbH, a German company, which manages stores selling Benetton-branded products, insofar as the shareholder agreement gives Benetton the right to appoint the majority of the company's Directors. In addition, most of the risks and rewards of the business are attributable to Benetton.

          Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

          These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the Euro and all values have been rounded to thousands of Euro, unless otherwise specified.

          Consolidation criteria

          The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

          Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant shareholders' equity.

          When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life". Negative differences are recorded in the statement of income as income.

          Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

          Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

          Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated statement of income.

          The financial statements of foreign subsidiaries are translated into Euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for the statement of income. Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

Accounting standards and policies

Application of IFRS. The Group's financial statements for first half 2007 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union and in force at the date of preparing this report; more specifically, as required by IAS 34 (Interim Financial Reporting) a condensed reporting format has been adopted. These standards do not differ, in any material respect, from those issued by the International Accounting Standards Board (IASB), meaning that any application of the latter would not have any significant effect on the Group's financial statements.

The Group's consolidated half-year financial statements have been prepared using the same accounting policies and methods as those used for the last annual financial statements; there are no new material IFRSs or amendments thereto that have come into effect from 2007.

The Group carries out activities that as a whole do not involve significant seasonal or cyclical variations in total sales during the year.

When preparing the interim financial report, the Group must nonetheless make estimates and assumptions that affect the amount of revenues, costs, assets and liabilities and the disclosures relating to contingent assets and liabilities at the interim balance sheet date. If in the future such estimates and assumptions, which are based on the Group's best judgement, should differ from the actual circumstances, they should be amended as appropriate in the period in which such circumstances have changed.

In addition, some of these estimation processes, particularly the more complex ones such as determining any impairment losses on non-current assets, are usually carried out completely only at the time of drawing up the annual financial statements, when all the necessary information is available, unless there is evidence of impairment requiring an immediate evaluation of the related losses.

Similarly, the actuarial valuations needed to determine the "Retirement benefit obligations" are usually prepared only at the time of drawing up the annual financial statements. Nonetheless, the Benetton Group has recognized in first half 2007 the accounting implications of the amendments to the statutory rules governing the "Provision for employee termination indemnities" introduced by Italian Law no. 296 of December 27, 2006 ("2007 Finance Act") and subsequent decrees and regulations issued in the first few months of 2007; details of these effects can be found in the note on "Retirement benefit obligations".

Income taxes have been recognized in the half-year report using the best estimate of the weighted average rate expected for the entire year.

Comments on the principal items in the statement of income

[1] Revenues
	1st half	1st half
(thousands of Euro)	2007	2006
Sales of core products	936,082	849,833
Miscellaneous sales	41,298	33,383
Royalty income	5,920	5,121
Other revenues	6,549	9,989
Total	989,849	898,326

Sales of core products are stated net of discounts.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary, as well as the sale of semi-finished products and sample items.

Other revenues refer mainly to the provision of services such as processing, cost recharges and miscellaneous services including the development of advertising campaigns.

Information on the individual segments can be found in the section entitled "Supplementary information - Segment information".

Sales of core products, by brand
	1st half	1st half
(thousands of Euro)	2007	2006
United Colors of Benetton	712,879	638,612
Sisley	159,704	149,227
Playlife	11,554	10,266
Killer Loop	5,537	3,459
Other sales	46,408	48,269
Total	936,082	849,833

The "United Colors of Benetton" brand also includes Euro 270,571 thousand in sales by the "UCB Kids" brand (245,691 thousand in first half 2006).

"Other sales" include sales of fabrics and yarns.

Cost of sales

    [2] Materials and subcontracted work

This includes Euro 377,710 thousand (302,226 thousand in first half 2006) in costs for the purchase of materials and Euro 114,212 thousand (141,749 thousand in first half 2006) in costs for subcontracted work.

General and operating expenses

    [3] Payroll and related costs

An analysis of the Group's payroll and related costs is presented below, including industrial ones classified as part of the cost of sales, and those relating to directly operated stores classified as part of general and operating expenses.

First half 2007
	Industrial		Advertising
	wages,	Non-industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	31,305	61,359	593	93,257
Social security contributions	11,205	15,797	169	27,171
Provision for retirement benefit obligations	(78)	816	34	772
Stock option costs	-	-	-	-
Other payroll and related costs	539	1,774	-	2,313
Total	42,971	79,746	796	123,513

First half 2006
	Industrial		Advertising
	wages,	Non-industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	30,711	56,472	475	87,658
Social security contributions	9,770	12,829	135	22,734
Provision for retirement benefit obligations	1,880	1,904	23	3,807
Stock option costs	-	402	-	402
Other payroll and related costs	315	515	-	830
Total	42,676	72,122	633	115,431

The number of employees is analyzed by category below:
	06.30.2007	12.31.2006	Period average
Management	105	95	100
White collar	4,766	4,788	4,777
Workers	2,476	2,386	2,431
Part-timers	1,434	1,625	1,530
Total	8,781	8,894	8,838

    [4] Advertising and promotion

Advertising and promotion costs amount to Euro 33,807 thousand (Euro 34,023 thousand in first half 2006) and reflect the costs incurred for developing advertising campaigns for the Group and also for third-party customers.

[5] Depreciation and amortization

The Group's depreciation and amortization charges for the period, including the industrial ones reported in the cost of sales, are analyzed as follows:

First half 2007
	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	8,720	22,643	31,363
Amortization of intangible assets	73	12,672	12,745
Total	8,793	35,315	44,108

First half 2006
	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	8,810	20,662	29,472
Amortization of intangible assets	153	11,612	11,765
Total	8,963	32,274	41,237

    [6] Other income and expenses
	1st half	1st half
(thousands of Euro)	2007	2006
Non-industrial general costs	49,961	43,934
Other operating expenses/(income)	46,506	39,569
Additions to provisions	8,916	8,059
Other expenses/(income)	(6,064)	(3,924)
Total	99,319	87,638

Non-industrial general costs
	1st half	1st half
(thousands of Euro)	2007	2006
Other services	10,154	8,466
Consulting and advisory fees	6,362	5,702
Rental and hire costs	5,616	5,609
Travel and entertaining	4,797	4,775
Maintenance	4,005	2,678
Electricity and gas	4,212	3,186
Directors and statutory Auditors	3,254	2,762
Sundry purchases	3,195	3,194
Telephone and postage expenses	2,813	2,441
Insurance	2,179	2,146
Banking services	1,452	1,160
Surveillance and security	1,120	896
Other	802	919
Total	49,961	43,934

Other operating expenses/(income)
	1st half	1st half
(thousands of Euro)	2007	2006
Operating expenses:
- rental expense	67,741	54,847
- indirect taxes and duties	4,955	4,367
- other operating expenses	10,012	8,781
Total operating expenses	82,708	67,995

Operating income:
- rental income	(29,912)	(21,473)
- reimbursements and compensation payments	(1,448)	(2,405)
- other operating income	(4,842)	(4,548)
Total operating income	(36,202)	(28,426)
Total	46,506	39,569

Additions to provisions
	1st half	1st half
(thousands of Euro)	2007	2006
Addition to provision for doubtful accounts	6,658	5,496
Addition to provision for sales agent indemnities	1,000	1,000
Addition to provision for legal and tax risks	1,258	1,563
Total	8,916	8,059

Other expenses/(income)

	1st half	1st half
(thousands of Euro)	2007	2006
Other expenses:
- donations	1,596	1,317
- out-of-period expenses	1,329	1,082
- losses on disposal	630	696
- impairment of property, plant and equipment and intangible assets	189	2,219
- costs for expected obligations	226	616
- other sundry expenses	1,130	3,040
Total other expenses	5,100	8,970

Other income:
- gains on disposals of property, plant and equipment and intangible assets	(8,523)	(8,268)
- out-of-period income	(1,893)	(3,053)
- release of provisions	(361)	(1,173)
- other sundry income	(387)	(400)
Total other income	(11,164)	(12,894)
Total	(6,064)	(3,924)

[7] Income taxes

Income taxes calculated for the period amount to Euro 20,821 thousand, representing a tax rate of 23.2%.

Comments on the principal asset items

Non-current assets

    [8] Property, plant and equipment

The gross amount, accumulated depreciation and impairment and related net book value of the Group's property, plant and equipment are analyzed below:
		06.30.2007			12.31.2006
		Accumulated			Accumulated
		depreciation			depreciation
(thousands of Euro)	Gross	and impairment	Net	Gross	and impairment	Net
Land and buildings	767,724	137,563	630,161	743,635	132,318	611,317
Plant, machinery and
equipment	306,138	241,057	65,081	300,579	233,095	67,484
Furniture, fittings and
electronic devices	174,189	116,722	57,467	164,945	110,345	54,600
Vehicles and aircraft	23,311	12,702	10,609	23,140	12,639	10,501
Assets under
construction and advances	32,114	-	32,114	10,376	-	10,376
Leased assets	9,547	4,013	5,534	13,265	5,379	7,886
Leasehold improvements	138,324	95,556	42,768	139,998	97,648	42,350
Total	1,451,347	607,613	843,734	1,395,938	591,424	804,514

Investments in the period, totaling Euro 77,942 thousand, mainly related to:

    acquisitions of properties for commercial use and the modernization and refurbishment of stores for the purposes of expanding the retail network, particularly in Italy, Portugal and Eastern Europe;

    plant, machinery and equipment purchased to boost production and distribution efficiency, particularly in Croatia, Tunisia and Italy;

    the purchase of store furniture and fittings.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

    [9] Intangible assets

The gross amount, accumulated amortization and impairment and related net book value of the Group's intangible assets are analyzed below:
		06.30.2007			12.31.2006
		Accumulated			Accumulated
		amortization			amortization
(thousands of Euro)	Gross	and impairment	Net	Gross	and impairment	Net
Goodwill and other intangible
assets of indefinite useful life	40,952	12,494	28,458	40,952	12,494	28,458
Industrial patents and
intellectual property rights	3,822	2,963	859	3,683	2,880	803
Concessions, licenses,
trademarks and similar rights	61,854	43,898	17,956	69,118	50,931	18,187
Deferred charges	231,213	81,916	149,297	219,780	78,180	141,600
Others	77,446	42,638	34,808	74,156	40,594	33,562
Total	415,287	183,909	231,378	407,689	185,079	222,610

A total of Euro 22,840 thousand was invested in intangible assets during first half 2007, most of which relating to the acquisition of retail businesses and to the implementation of Group IT projects.

"Goodwill and other intangible assets of indefinite useful life" consist of consolidation differences and residual amounts of goodwill arising on the consolidation of acquired companies.

"Intangible assets of finite useful life" include:

    "Concessions, licenses, trademarks and similar rights", which include the net book value of the following brands: "United Colors of Benetton", "Sisley" and "Killer Loop";

    "Deferred charges", mainly consisting of costs associated with the acquisition of commercial activities, which are amortized over the term of the related lease agreements (with the exception of French "fonds de commerce" which are amortized over 20 years). This line item also includes costs incurred for the early vacation of third party premises, as well as expenses for taking over property and business leases, which are amortized over the term of the related lease contracts. The increase of Euro 7,697 thousand since December 31, 2006 refers to commercial activities acquired in the period, less the amortization charge for the period;

    "Other", mainly consisting of costs relating to the purchase and development of software for implementation, the purchase of computer programs and applications and the value of assets under development and advances.

    Other non-current assets

[10] Investments. Investments in subsidiary and associated companies relate mainly to commercial companies not included in the consolidation because they were not yet operational or were in liquidation at the balance sheet date. Investments in other companies are stated at cost and refer to minority stakes in a number of companies in Italy, Japan, Korea and Switzerland.

[11] Medium/long-term financial receivables. This line item refers to the long-term portion of financial receivables, which earn interest at market rates, of which Euro 1,043 thousand is due beyond five years.

[12] Other medium/long-term receivables. This line item, totaling Euro 52,291 thousand, includes Euro 21,483 thousand and Euro 9,638 thousand in receivables due from Edizione Holding S.p.A. and Ragione S.A.p.A. di Gilberto Benetton e C. respectively for current taxes, calculated on taxable losses, as allowed in the rules governing participation in the group tax election for Italian companies. This line item also includes Euro 13,243 thousand in customer trade receivables and Euro 3,142 thousand in receivables due for asset disposals, while the remainder relates to other sundry receivables.

[13] Deferred tax assets. The Group offsets deferred tax assets against deferred tax liabilities for Italian companies that have made the group tax election and for foreign subsidiaries to the extent legally allowed in their country of origin. This balance is mostly attributable to taxes paid in advance as a result of differences in calculating the amortizable/depreciable base of assets. The associated deferred tax assets have been recognized on the basis of the Group's future expected profitability following its reorganization in 2003. The balance also includes deferred tax assets recognized on provisions and costs already reported in the financial statements that will become deductible for tax in future periods.

Current assets

[14] Inventories. Inventories, totaling Euro 396,051 thousand (Euro 330,706 thousand at December 31, 2006), are shown net of the related write-down provision. The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

Inventories are analyzed as follows:
(thousands of Euro)	06.30.2007	12.31.2006
Raw materials, other materials and consumables	101,551	89,184
Work in progress and semi-finished products	72,674	58,869
Finished products	220,899	182,189
Advances to suppliers	927	464
Total	396,051	330,706

[15] Trade receivables. Trade receivables, net of the related provision for doubtful accounts, amount to Euro 651,823 thousand (Euro 610,131 thousand at December 31, 2006). The provision for doubtful accounts amounts to Euro 67,142 thousand (Euro 69,757 thousand at December 31, 2006). This provision has been determined on the basis of a prudent assessment of the risks associated with outstanding receivables at period end.

Trade receivables also include Euro 1,703 thousand in amounts due from associated and related companies and Euro 113 thousand due from the holding company Edizione Holding S.p.A.

A total of Euro 28,774 thousand in receivables not yet due had been factored without recourse at June 30, 2007 (Euro 26,065 thousand at December 31, 2006).
(thousands of Euro)	06.30.2007	12.31.2006
Trade receivables	718,965	679,888
(Provision for doubtful accounts)	(67,142)	(69,757)
Total	651,823	610,131

Movements in this provision during the period are summarized below:
				Releases to	Exchange differences
(thousands of Euro)	12.31.2006	Increases	Uses	income	and other changes	06.30.2007
Provision for doubtful accounts	69,757	6,658	(11,896)	(335)	2,958	67,142

[16] Tax receivables. This balance includes:
(thousands of Euro)	06.30.2007	12.31.2006
VAT recoverable	21,917	27,735
Tax credits	5,539	6,021
Other tax receivables	964	1,767
Total	28,420	35,523

[17] Other receivables, accrued income and prepaid expenses
(thousands of Euro)	06.30.2007	12.31.2006
Other receivables:
- other	51,223	41,791
- receivables from holding and related companies	24,338	24,314
Total other receivables	75,561	66,105

Accrued income:
- rental income and operating leases	964	128
- other income	453	1,039
Total accrued income	1,417	1,167

Prepaid expenses:
- rental expense and operating leases	9,248	8,954
- Directors' emoluments	2,817	-
- indirect taxes and duties	2,692	1,165
- other operating costs	1,664	1,836
- insurance policies	1,178	477
- rental and hire costs	1,078	427
- advertising and sponsorships	166	903
Total prepaid expenses	18,843	13,762
Total	95,821	81,034

Other receivables, which total Euro 75,561 thousand (Euro 66,105 thousand at December 31, 2006), mostly refer to:

    Euro 24,314 thousand in current receivables from Edizione Holding S.p.A. in relation to the group tax election for Italian companies;

    Euro 17,231 thousand in receivables associated with the future establishment of a partnership serving the Group's commercial development in Iran;

    Euro 14,710 thousand in advances to various suppliers;

    Euro 1,832 thousand in advances given to employees;

    Euro 1,082 thousand in receivables from social security institutions.

[18] Financial receivables. This line item mostly refers to:

    short-term loans to third parties;

    positive differentials on forward exchange contracts, mainly relating to the adjustment to period-end rates of outstanding hedges against economic, transaction and translation exchange risks;

    interest on loans and derivatives, particularly those relating to interest rate risk.

[19] Cash and banks
(thousands of Euro)	06.30.2007	12.31.2006
Bank and post office current accounts in Euro	32,003	40,670
Checks	45,613	60,992
Bank current accounts in other currencies	15,188	29,649
Time deposits	3,707	47,994
Cash in hand	608	1,433
Total	97,119	180,738

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, received in the last few days of the reporting period.

[20] Assets held for sale. This line item reports, at the lower of net book value and fair value less costs to sell, the value of the factory in Pedimonte, which is no longer operating after commencing plans to restructure the textile segment at the end of 2005, and of the fixed assets relating to retail businesses belonging to a Portuguese subsidiary. Assets reporting a net book value of Euro 3,810 thousand at December 31, 2006 were sold during the half year. These assets related to plant and machinery at Cassano Magnago, a retail business in Milan and a property in Ponzano Veneto. These disposals generated a net capital gain of Euro 6,539 thousand.

Comments on the principal items in shareholders' equity and liabilities

Shareholders' equity

    [21] Shareholders' equity attributable to the Group

The Shareholders' Meeting of Benetton Group S.p.A. resolved on April 26, 2007 to pay a dividend of Euro 0.37 per share, totaling Euro 67,590 thousand; this dividend was paid on May 4, 2007.

Changes in shareholders' equity during the period are detailed in the statement of changes contained in the "Consolidated financial statements" section.

Liabilities

    Non-current liabilities

[22] Medium/long-term loans. Medium/long-term loans granted by banks and other lenders are as follows (net of deferred loan arrangement costs):
(thousands of Euro)	06.30.2007	12.31.2006
Loan from Ministry of Industry, Italian Law no. 46/1982	290	290
Other loans	51	51
Total	341	341

Medium/long-term loans mature in the following years (thousands of Euro):
Year	06.30.2007
2008	119
2009	71
2010	74
2011	77
2012 and beyond	-
Total	341

[23] Other medium/long-term payables. This line item includes Euro 12,472 thousand and Euro 18,690 thousand in amounts owed to Edizione Holding S.p.A. and Ragione S.A.p.A. di Gilberto Benetton e C. respectively for current taxes calculated on taxable income, as required by the rules governing participation in the group tax election for Italian companies. This line item also includes recognition of the value attributed to the put options held by minority shareholders in Group subsidiaries.

[24] Lease financing. This balance includes Euro 3,584 thousand in lease financing repayable after more than one year.

[25] Retirement benefit obligations. These refer to provisions for post-employment benefit plans relating to Group employees, of which Euro 49,175 thousand relates to provisions for employee termination indemnities (TFR) reported by the Group's Italian companies. The actuarial valuations of TFR at June 30, 2007 reflect the effects of the revised treatment of the same under Italy's Finance Act for 2007 passed on December 27, 2006, and subsequent decrees and regulations issued in the first few months of 2007. Under these amendments:

    TFR accruing from January 1, 2007, both in the case of opting for its payment into a supplementary pension scheme or into the Treasury Account at INPS (Italy's social security agency), is treated like payments into a Defined Contribution Plan and accounted for accordingly;

    TFR accruing up to December 31, 2006 continues to be treated like a Defined Benefit Plan and accounted for in accordance with the provisions of IAS 19 for this type of plan. However, further to the changes in TFR accruing from 2007, it has been necessary to carry out a new actuarial valuation in order to exclude the component relating to future salary increases. This recalculation has entailed recognizing Euro 1,419 thousand in income in the statement of income. This amount has been deducted from the provision for retirement benefit obligations for the period and consists of the curtailment effect, less the actuarial gains and losses previously unrecognized as a result of using the corridor method.

[26] Other medium/long-term provisions and liabilities. This line item includes Euro 19,276 thousand for the provision for sales agent indemnities, Euro 7,391 thousand for the provision for legal and tax risks, as well as Euro 1,952 thousand in provisions made in past years for the closure of a number of directly operated stores.

Movements in these provisions during first half 2007 can be summarized as follows:
	Provision for legal	Provision for sales
(thousands of Euro)	and tax risks	agent indemnities	Other provisions	Total
Balance at 01.01.2007	7,091	18,314	2,140	27,545
Additions to provisions	793	1,000	10	1,803
Releases to income	-	-	(27)	(27)
Utilizations and other changes	(493)	(38)	(171)	(702)
Balance at 06.30.2007	7,391	19,276	1,952	28,619

    Current liabilities

[27] Trade payables. These represent the Group's liabilities for the purchase of goods and services.

[28] Other payables, accrued expenses and deferred income
(thousands of Euro)	06.30.2007	12.31.2006
Other payables:
- payables for fixed asset purchases	23,755	25,992
- other payables due to holding and related companies	22,200	19,838
- other payables due to employees	23,394	19,056
- other payables due to third parties	10,763	9,389
- payables due to social security and welfare institutions	9,759	8,608
- other payables due to tax authorities	4,457	7,533
- VAT	3,975	5,561
Total other payables	98,303	95,977

Accrued expenses:
- lease installments	4,733	4,762
- other expenses	2,670	922
- consulting and other fees	501	42
Total accrued expenses	7,904	5,726

Deferred income:
- rental income	2,008	1,826
- revenue from concession of rights	587	637
- other income	58	48
Total deferred income	2,653	2,511
Total	108,860	104,214

"Other payables due to holding and related companies" include Euro 18,713 thousand and Euro 3,378 thousand for the current portion of the amounts owed to Edizione Holding S.p.A. and Ragione S.A.p.A. di Gilberto Benetton e C. respectively under the group tax election for Italian companies. "Other payables due to third parties" include remuneration owed to employees and directors, non-trade related payables as well as the liability representing the valuation of put options held by minority shareholders in Group subsidiaries.

[29] Current income tax liabilities. Current income tax liabilities represent the amount payable by the Group for current year income tax, stated net of taxes paid in advance, tax credits and withholding taxes.

[30] Other current provisions and liabilities
	Provision for legal
(thousands of Euro)	and tax risks	Other provisions	Total
Balance at 01.01.2007	2,626	2,258	4,884
Additions to provisions	465	216	681
Utilizations and other changes	(501)	(1,740)	(2,241)
Balance at 06.30.2007	2,590	734	3,324

This line item relates to the Group's provisions against legal and tax disputes or contingent liabilities that it expects to be resolved or settled during 2007.

The provision for legal and tax risks mostly refers to legal disputes likely to be settled in the short term.

Other provisions mostly refer to the costs to be incurred by the Group in 2007 for the closure of certain stores. The utilizations relate to the payment of costs relating to a store in the United Kingdom.

[31] Current portion of medium/long-term loans

(thousands of Euro)	06.30.2007	12.31.2006
Syndicated loan for Euro 500 million, matured in July 2007, underwritten by
a syndicate of banks, carrying floating-rate interest of 6-month Euribor + 0.25% spread	499,989	499,917
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to
January 1, 2007, carrying 2.5% annual interest and secured by a property mortgage	-	240
Loan from Ministry of Industry, Italian Law no. 46/1982	65	65
Total	500,054	500,222

The floating-rate syndicated loan for Euro 500 million has matured and was repaid on July 31, 2007. The amount shown above is stated net of deferred loan arrangement costs.

[32] Financial payables and bank loans. These mainly refer to:

    short-term loans from third parties;

    negative differentials on forward exchange contracts, mainly relating to the adjustment to period-end rates of outstanding hedges against economic, transaction and translation exchange risks;

    interest on loans and derivatives, particularly those relating to interest rate risk;

    bank loans and overdrafts.

Commentary on the cash flow statement

Cash flow from operating activities before changes in working capital amounted to Euro 148,747 thousand in first half

2007, compared with Euro 130,369 thousand in the corresponding prior year period, reflecting the improvement in EBITDA.

Changes in working capital used Euro 57,076 thousand in cash flow, having provided Euro 41,542 thousand in cash flow in first half 2006, mostly reflecting:

    the increase in trade receivables, associated, albeit less than proportionately, with the growth in sales volumes;

    the growth in inventories due to a different segmentation of collections and the management of "evergreen" items, as well as to the larger number of directly operated stores;

    the increase in trade payables due to higher volumes and better terms of payment.

It should also be noted that there was a considerable improvement in receivables collection during first half 2006, with the target level of performance now almost achieved.

Cash flow provided by operating activities amounted to Euro 68,861 thousand compared with Euro 154,032 thousand in the 2006 comparative period.

Cash flow used by investing activities increased to Euro 90,888 thousand from Euro 42,714 thousand in first half 2006, mainly due to the higher amount of operating investments in first half 2007. These investments mainly related to the commercial network, development of the production centres in Croatia and Tunisia and of the hub in Castrette di Villorba (Italy) and to information technology; divestments in the period mostly related to the disposal of retail businesses, including one in Milan, and of manufacturing plant and machinery.

Cash flow used by financing activities included the payment of Euro 67,590 thousand in dividends to the shareholders of Benetton Group S.p.A., the payment of Euro 886 thousand to minority shareholders of the subsidiary Benetton Korea Inc. and the net change in other sources of finance of Euro 3,316 thousand.

As a result of all these movements, cash and cash equivalents decreased by Euro 87,187 thousand in first half 2007, compared with an increase of Euro 51,050 thousand in the comparative period.

Supplementary information

Financial position

Net financial indebtedness amounts to Euro 459,135 thousand, analyzed as follows:

(thousands of Euro)	06.30.2007	12.31.2006	Change	06.30.2006
Cash and banks	97,119	180,738	(83,619)	246,780
A Liquid assets	97,119	180,738	(83,619)	246,780

B Current financial receivables	23,348	40,474	(17,126)	25,945

Current portion of indebtedness	(500,054)	(500,222)	168	(539)
Financial payables, bank loans and lease financing	(78,373)	(87,467)	9,094	(60,675)
C Current financial indebtedness	(578,427)	(587,689)	9,262	(61,214)

D = A+B+C Current net financial indebtedness	(457,960)	(366,477)	(91,483)	211,511

E Non-current financial receivables	2,750	3,461	(711)	4,881

Bank loans	(341)	(341)	-	(500,252)
Lease financing	(3,584)	(5,244)	1,660	(8,084)
F Non-current financial indebtedness	(3,925)	(5,585)	1,660	(508,336)

G = E+F Non-current net financial indebtedness	(1,175)	(2,124)	949	(503,455)

H = D+G Net financial indebtedness	(459,135)	(368,601)	(90,534)	(291,944)

Most of the balance reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with Euro 45,613 thousand relating to checks received from customers at the end of June 2007.

The current portion of indebtedness basically refers to the syndicated loan of Euro 500 million, which matured in July 2007 and was repaid by drawing down the revolving credit facility for Euro 500 million, maturing in July 2010. This facility was not drawn down at June 30, 2007. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net financial indebtedness and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 1 between net financial indebtedness and equity;

    maximum ratio of 3.5 between net financial indebtedness and EBITDA.

The revolving credit facility also contains other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

          negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

          pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

          periodic reporting obligations;

          cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

          restrictions on major asset disposals;

          other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

Segment information

    Segment results - first half 2007
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	915	52	23	-	990
Inter-segment revenues	1	82	-	(83)	-
Total revenues	916	134	23	(83)	990
Cost of sales	508	118	22	(81)	567
Gross operating profit	408	16	1	(2)	423
Selling costs	64	5	-	(1)	68
Contribution margin	344	11	1	(1)	355
General and operating expenses	243	5	-	-	248
- of which non-recurring income	(6)	-	(1)	-	(7)
Operating profit	101	6	1	(1)	107

    Segment results - first half 2006
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	825	53	20	-	898
Inter-segment revenues	-	88	-	(88)	-
Total revenues	825	141	20	(88)	898
Cost of sales	460	126	20	(88)	518
Gross operating profit	365	15	-	-	380
Selling costs	60	5	-	-	65
Contribution margin	305	10	-	-	315
General and operating expenses	220	6	-	-	226
- of which non-recurring income	(5)	-	-	-	(5)
Operating profit	85	4	-	-	89

    Apparel segment results
	1st half		1st half
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	915		825		90	11.0
Inter-segment revenues	1		-		1	1.9
Total revenues	916	100.0	825	100.0	91	11.0
Cost of sales	508	55.4	460	55.7	48	10.4
Gross operating profit	408	44.6	365	44.3	43	11.7
Selling costs	64	7.0	60	7.4	4	4.9
Contribution margin	344	37.6	305	36.9	39	13.0
General and operating expenses	243	26.6	220	26.6	23	10.9
- of which non-recurring income	(6)	(0.6)	(5)	(0.6)	(1)	4.6
Operating profit	101	11.0	85	10.3	16	18.6

    Textile segment results
	1st half		1st half
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	52		53		(1)	(2.3)
Inter-segment revenues	82		88		(6)	(6.4)
Total revenues	134	100.0	141	100.0	(7)	(4.9)
Cost of sales	118	88.2	126	89.4	(8)	(6.1)
Gross operating profit	16	11.8	15	10.6	1	5.8
Selling costs	5	3.3	5	3.5	-	(10.5)
Contribution margin	11	8.5	10	7.1	1	13.9
General and operating expenses	5	4.0	6	4.2	(1)	(7.6)
- of which non-recurring expenses/(income)	-	-	-	-	-	-
Operating profit	6	4.5	4	2.9	2	44.3

    Other and unallocated segment results
	1st half		1st half
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	23		20		3	10.9
Inter-segment revenues	-		-		-	-
Total revenues	23	100.0	20	100.0	3	10.9
Cost of sales	22	97.1	20	96.2	2	12.0
Gross operating profit	1	2.9	-	3.8	1	(16.3)
Selling costs	-	0.4	-	0.3	-	16.8
Contribution margin	1	2.5	-	3.5	1	(19.6)
General and operating expenses	-	(2.3)	-	3.7	-	n.s.
- of which non-recurring income	(1)	(5.0)	-	-	(1)	n.s.
Operating profit	1	4.8	-	(0.2)	1	n.s.

The number of employees in each segment is detailed below:
	06.30.2007	12.31.2006	Period average
Apparel	7,170	7,287	7,229
Textile	1,336	1,348	1,342
Other and unallocated	275	259	267
Total	8,781	8,894	8,838

Information by geographical area

    Revenues by geographical area and business segment

			Rest		The				Rest of
(thousands of Euro)	Italy	%	of Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	427,379	88.7	360,205	96.0	27,426	99.0	96,609	96.9	3,546	67.3	915,165
Textile	32,539	6.7	14,847	4.0	285	1.0	2,525	2.5	1,726	32.7	51,922
Other and
unallocated	22,179	4.6	33	-	-	-	550	0.6	-	-	22,762
Total revenues
1st half 2007	482,097	100.0	375,085	100.0	27,711	100.0	99,684	100.0	5,272	100.0	989,849
Total revenues
1st half 2006	424,362		324,970		35,518		110,365		3,111		898,326
Change	57,735		50,115		(7,807)		(10,681)		2,161		91,523

Revenues are allocated according to the geographical area in which customers are located.

Other information

Relations with the holding company, its subsidiaries and other related parties. The Group's relations with related parties are discussed more fully in the Directors' report.

Non-recurring events and significant transactions. As required by CONSOB Circular DEM/6064293 of July 28, 2006, the following table presents the impact on the statement of income of the Group's non-recurring events and transactions, which have resulted in net income of Euro 6,670 thousand in first half 2007 and Euro 4,980 thousand in first half 2006:
	1st half	1st half
(thousands of Euro)	2007	2006
Non-recurring other operating expenses/(income)

- Reimbursements and compensation payments	-	(1,500)

Non-recurring other expenses/(income)	(6,670)	(3,480)

- Net impairment of property, plant and equipment and intangible assets	189	1,241
- Store early closure and textile segment reorganization expenses	-	615
- Redundancy incentives	-	1,724
- Release of provisions for store early closure	-	(471)
- Gains on disposals of property, plant and equipment and intangible assets	(6,859)	(6,589)

Total non-recurring other income	(6,670)	(4,980)

Atypical and/or unusual transactions. As required by the CONSOB Circular dated July 28, 2006, the Group has not undertaken any atypical and/or unusual transactions, meaning those whose significance/materiality, nature of the counterparties, purpose, method of determining the transfer price and timing, might give rise to doubts as to: the fairness/completeness of the information contained in the financial statements, conflicts of interest, the safekeeping of assets and interests of minority shareholders.

Business combinations. Acquisitions of companies, carried out solely for the purpose of obtaining the ownership of properties, are not treated like business combinations.

Significant events after June 30, 2007. Following the repayment of the syndicated loan of Euro 500 million maturing on July 31, 2007 Benetton Group S.p.A. agreed three five-year financing arrangements on September 7, 2007 for a total of Euro 400 million with as many banks: Euro 150 million with Intesa Sanpaolo S.p.A., Euro 150 million with UniCredit Banca d'Impresa S.p.A. and Euro 100 million with BNL S.p.A. (BNP Paribas Group). The three loans will last for five years and carry interest of one, three or six-month Euribor plus a spread ranging between 20 and 50 basis points depending on the ratio between net financial position and EBITDA. The loans call for compliance with two financial covenants, observance of which will be verified every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 3.5 between net financial position and EBITDA.

Like in the case of the revolving credit facility for Euro 500 million maturing in June 2010, these loans also carry other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice. A summary of these covenants can be found in the comments on financial position.

On September 12, 2007 the Board of Directors decided to request the voluntary delisting and deregistration of the American Depositary Shares (ADS) quoted on the New York Stock Exchange (NYSE), and to request voluntary deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934. This decision has been taken in view of the globalization of financial markets and the internationalization of the Italian Stock Exchange, and after having seen that the volumes traded on the New York Stock Exchange are very small and that even the larger US shareholders trade the Benetton stock principally on the Milan Stock Exchange.

The process of winding up Benetton Slovakia s.r.o. has also been completed.

Contingent liabilities. The Group has an estimated Euro 33 million in contingent liabilities associated with ongoing legal disputes. The Group does not consider it necessary to make any provision against such liabilities because it believes the likelihood of any outlay to be remote.

In addition, the subsidiary Benind S.p.A. has been in dispute since April 2007 with the Italian customs authorities which could give rise to a liability of approximately Euro 6.5 million, plus as yet unquantified penalties. Benetton Group's management considers that it is unlikely that any sum will be paid in respect of this dispute and so has made provision just for the associated legal costs.

Ponzano Veneto, September 12, 2007

DECLARATION

UNDER ARTICLE 154-BIS PARA. 2 - PART IV, TITLE III, CHAPTER II, SECTION V-BIS, OF LEGISLATIVE DECREE 58 DATED FEBRUARY 24, 1998: "CONSOLIDATED LAW ON FINANCE, PURSUANT TO ARTICLES 8 AND 21 OF LAW 52 DATED FEBRUARY 6, 1996"

With reference to the Half-Year Report at June 30, 2007, approved by the Company's Board of Directors on September 12, 2007, the undersigned, Emilio Foà, Manager charged with preparing the financial reports of Benetton Group S.p.A.

DECLARES

in compliance with the provisions of para. 2 of article 154-bis, part IV, title III, chapter II, section V-bis of Legislative Decree 58 dated February 24, 1998, that, to the best of his knowledge, the Half-Year Report at June 30, 2007 corresponds to the underlying documentary and accounting records.

Manager charged with preparing the Company's financial reports

Signed: Emilio Foà

Auditors' report on the limited review of interim financial reporting for the six months period ended 30 June 2007 prepared in accordance with article 81 of CONSOB regulation approved by resolution no. 11971 of 14 May 1999 and subsequent amendments and integrations

To the Shareholders of

Benetton Group SpA

We have performed a limited review of the separate interim financial statements and consolidated interim financial statements consisting of balance sheets, income statements, statements of changes in shareholders' equity and cash flows (hereinafter "accounting statements") and related explanatory and supplementary notes of Benetton Group SpA (parent company) and Benetton Group included in the interim financial reporting of Benetton Group SpA for the period ended at 30 June 2007. The interim financial reporting is the responsibility of Benetton Group SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the interim financial reporting.

Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual separate and consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

Regarding the comparative data of the consolidated and separate financial statements of the prior year and of the prior year interim financial reporting presented in the "accounting statements", reference should be made to our reports dated 26 March 2007 and dated 15 September 2006 respectively.

Based on our review, no significant changes or adjustments came to our attention that should be made to the "accounting statements" and related explanatory and supplementary notes of Benetton Group SpA (parent company) and consolidated, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34 and with the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB Regulation approved by Resolution no. 11971 of 14 May 1999 and subsequent amendments and integrations.

Treviso, 14 September 2007

PricewaterhouseCoopers SpA

Signed by

Roberto Adami

(Partner)

"This report has been translated into the English language solely for the convenience of international readers."

Supplementary schedules
Companies and groups				Share	Group
included in the consolidation	Company name	Location	Currency	capital	interest
at June 30, 2007	Companies and groups consolidated on a line-by-line basis:

	Parent Company
	Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	237,478,139.60

	Italian subsidiaries
	Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
	Olimpias S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
	_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
	Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
	Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
	Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
	_ Milano Report S.p.A.	Bergamo	Eur	1,000,000	50.000%
	_ Ponzano Children S.r.l. (3)	Ponzano Veneto (Tv)	Eur	110,000	100.000%
	Società Investimenti
	e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
	Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

	Foreign subsidiaries
	_ La Crémière S.A. (1)	Genève	Chf	120,000	100.000%
	_ Le Radar S.A. (1)	Genève	Chf	100,000	100.000%
	_ Benetton Realty Russia O.O.O.	Moscow	Rub	473,518,999	100.000%
	Benetton Deutschland GmbH (1)	München	Eur	2,812,200	100.000%
	Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
	Benetton Australia Pty. Ltd.	Hawthorne	Aud	500,000	100.000%
	Benetton USA Corp.	Wilmington	Usd	100,654,000	100.000%
	Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
	_ Benetton International S.A.	Luxembourg	Eur	133,538,470	100.000%
	_ Benetton Retail Poland Sp. z o.o.	Warsaw	Pln	200,000	100.000%
	_ Benetton Denmark A.p.S.	Copenhagen	Dkk	125,000	100.000%
	_ Benetton Giyim Sanayi ve Ticaret A.S.	Istanbul	Try	7,000,000	50.000%
	_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
	_ Benetton International Emirates L.L.C.	Dubai	Aed	300,000	100.000%
	_ Benetton Austria GmbH (1)	Salzburg	Eur	3,270,278	100.000%
	_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
	_ Benetton Retail Deutschland GmbH	München	Eur	2,000,000	100.000%
	_ New Ben GmbH	Frankfurt am Main	Eur	5,000,000	50.000%
	_ Benetton Trading Ungheria Kft.	Nagykálló	Huf	50,000,000	100.000%
	_ Benetton Retail (1988) Ltd.	London	Gbp	58,200,000	100.000%
	_ Benetton Retail Spain S.L.	Barcelona	Eur	10,180,300	100.000%
	_ Benetton 2 Retail Comércio
	de Produtos Têxteis S.A.	Porto	Eur	500,000	100.000%
	_ S.C. Benrom S.r.l.	Miercurea Sibiului	Ron	1,416,880	100.000%
	_ Benetton Istria D.O.O.	Labin	Hrk	26,042,600	100.000%
	_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
	_ Benetton Commerciale Tunisie S.à r.l.	Sousse	Tnd	1,700,000	100.000%
	_ Benetton Croatia D.O.O.	Osijek	Hrk	2,000,000	100.000%
	_ Benetton Slovakia s.r.o. (1)	Dolny Kubin	Skk	135,000,000	100.000%
	_ Benetton Ungheria Kft.	Nagykálló	Eur	89,190	100.000%
	_ Benetton India Pvt. Ltd.	Gurgaon	Inr	709,241,000	100.000%
	_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%

			Share	Group
Company name	Location	Currency	capital	interest
_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,147,833	100.000%
_ United Colors of Benetton Do Brasil Ltda. (2)	Curitiba	Brl	78,634,578	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd. (6)	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Shanghai Benetton Trading Company Ltd.	Shanghai	Usd	1,500,000	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton France S.à r.l.	Paris	Eur	99,495,712	100.000%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100.000%
_ Benetton Real Estate Austria GmbH	Wien	Eur	2,500,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Porto	Eur	100,000	100.000%
_ Real Estate Russia Z.A.O.	St. Petersburg	Rub	10,000	100.000%
_ Kazan Real Estate Z.A.O. (4)	Moscow	Rub	10,000	100.000%
_ Benetton Real Estate Belgique S.A.	Bruxelles	Eur	14,500,000	100.000%
_ Real Estate Latvia L.L.C.	Riga	Lvl	130,000	100.000%
_ Benetton Real Estate Kazakhstan L.L.P.	Almaty	Kzt	62,920,000	100.000%
_ Property Russia Z.A.O.	Samara	Rub	10,000	100.000%
_ Real Estate Ukraine L.L.C.	Kiev	Usd	7,921	100.000%
_ Benetton Realty Spain S.L.	Barcelona	Eur	15,270,450	100.000%
_ Benetton Real Estate Spain S.L.	Barcelona	Eur	150,250	100.000%

Investments in subsidiary companies carried at cost (5):
_ Benetton Beograd D.O.O. (2)	Beograd	Eur	500	100.000%
_ Benetton Argentina S.A. (1)	Buenos Aires	Ars	150,000	100.000%
_ Benetton Realty Netherlands N.V. (2)	Amsterdam	Eur	45,000	100.000%
_ Benlim Ltd. (2)	Hong Kong	Hkd	11,700,000	50.000%
_ Shanghai Sisley Trading Co. Ltd. (3)	Shanghai	Cny	10,000,000	50.000%
_ Benetton International Kish Co. Ltd. (2)	Kish Island	Irr	100,000,000	100.000%
_ Benetton Real Estate Azerbaijan L.L.C. (3)	Baku	Usd	130,000	100.000%
_ Benetton Real Estate CSH S.r.l. (3)	Chisinau	Mdl	30,000	100.000%
_ Benetton Trading Taiwan Ltd. (3)	Taipei	Twd	5,000,000	100.000%

Investments in associated companies valued using the equity method:
Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%

(1) In liquidation.
(2) Non-operative.
(3) Recently established company.
(4) Newly-acquired company.
(5) At cost since fair value cannot be determined (unlisted companies).
(6) Merged into Benetton Japan Co., Ltd. on June 1, 2007.

Corporate information
Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share capital: Euro 237,478,139.60 fully paid-in
R.E.A. (Register of Commerce) no. 84146
Tax ID/Treviso Company register: 00193320264

Media & communications department
E-mail: press@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

Investor relations
E-mail: ir@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com